Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com
January 4, 2011
VIA EDGAR CORRESPONDENCE
Mr. Kevin Rupert
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Chartwell Dividend and Income Fund, Inc. (the “Fund”) Proxy Statement for Special Meetings of Shareholders File No. 811-08747
Dear Mr. Rupert:
     This letter responds to your supplemental comments conveyed by telephone to the undersigned on the Fund’s letter filed with the Securities and Exchange Commission (“Commission”) on December 23, 2010 regarding the changes made in response to your and Mr. Minore’s comments on the above-referenced preliminary proxy statement.
1.	Comment: Disclose the maximum amount of the Fund’s assets that would be invested in closed-end funds.
     Response: The Fund has added the following sentence to the end of the sixth paragraph under the heading “Approval of the Proposed Investment Management Agreement Between the Fund and Bexil Advisers—Summary of Proposed Transaction” of the proxy statement: “Other than the restrictions discussed above, the Fund would not be limited in investing in other investment companies.”
2.	Comment: With respect to the disclosure regarding the consequences of delisting from the stock exchange, add that it would be more difficult for shareholders to sell their shares if the shares were not listed on a stock exchange.
     Response: The Fund has revised the disclosure regarding the consequences of delisting in the sixth paragraph under the heading “Approval of the Proposed Investment Management Agreement Between the Fund and Bexil Advisers—Factors Considered by the Board of Directors of the Fund in Approving the Proposed Investment Management Agreement” of the proxy statement as follows: “Delisting could impact, among other things, the Fund’s trading volume, quotation spread, market price (which may be higher or lower than its net asset value), public visibility, ability to raise new capital, and total expenses, as well as the ability of shareholders to sell their shares and the ability or willingness of some institutional and other shareholders to hold large blocks of the Fund’s common stock.”
*   *   *   *
     The Fund has included the aforementioned disclosures in the definitive proxy statement to be filed pursuant Rule 14a-6(b) under the Securities Exchange Act of 1934 on January 4, 2011.
     In connection with responding to comments from the Commission, the Fund acknowledges that: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The preceding comments and related responses have been provided by and discussed with management of the Fund. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Very truly yours,
/s/ Nancy P. O’Hara
Nancy P. O’Hara

cc: Michael P. Malloy, Esq.